UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

Acuitas Capital LLC

Humanitario Capital LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 246,156,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 246,156,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,156,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.26%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 292,142,173 deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed by the Company in the Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024 (the “FY2024 Q2 10-Q”); (ii) an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas; (iii) 16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vi) an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.54%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 181,301,080 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q; (ii) 16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Humanitario Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,963,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,963,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,963,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.68%[3]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	Based on 156,849,208 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q; and (ii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, in each case, as described further below in Item 5.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,120,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 382,120,064
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,120,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.29%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[4]	Based on 401,023,635 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q; (ii) an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas; (iii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023; (iv) 16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vii) an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 6 of 11 Pages

AMENDMENT NO. 26 TO SCHEDULE 13D

This Amendment No. 26 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas (“Acuitas Capital”), Humanitario Capital LLC, a Puerto Rico limited liability company (“Humanitario”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024, Amendment No. 23 to Schedule 13D filed on April 10, 2024, Amendment No. 24 to Schedule 13D filed on June 5, 2024 and Amendment No. 25 to Schedule 13D filed on June 21, 2024 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	Source and amount of funds or other consideration

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which is incorporated by reference herein.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on March 28, 2024, Acuitas Capital, the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the “Sixth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022 (the “Third Amendment”), that certain Fourth Amendment made as of June 23, 2023 and that certain Fifth Amendment made as of October 31, 2023 (as amended by the Sixth Amendment, the “Keep Well Agreement”).

Pursuant to the terms of the Sixth Amendment, on August 28, 2024, the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, an additional Demand Note with an aggregate principal amount of $1.5 million, in the form attached as Exhibit A to the Sixth Amendment, as previously filed as Exhibit 99.28 to the Original Statement. The source of funds was working capital. Pursuant to the terms of the Sixth Amendment, in connection with the Demand Note purchased by Acuitas Capital from the Company on August 28, 2024, the Company issued to Acuitas a Demand Warrant, in the form attached as Exhibit B to the Sixth Amendment, to purchase up to an aggregate of 13,233,348 Shares, exercisable at an initial exercise price of $0.2267 per share (in each case, subject to further adjustment).”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 292,142,173 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed by the Company in the Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024 (the “FY2024 Q2 10-Q”);

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment;

(iii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(iv)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(v)	an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 13,233,348 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on August 28, 2024 (described in Item 4 above); and

(vi)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

As of August 29, 2024, Acuitas may be deemed to have beneficial ownership of 246,156,416 Shares, consisting of:

(i)	an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment;

(iii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(iv)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(v)	an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 13,233,348 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on August 28, 2024 (described in Item 4 above); and

(vi)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 84.26% of the total number of Shares outstanding as of August 29, 2024. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 246,156,416 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 133,333,334 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 181,301,080 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q;

(ii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(iii)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

As of August 29, 2024, Acuitas Capital may be deemed to have beneficial ownership of 133,333,334 Shares, consisting of:

(i)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(ii)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); and

(iii)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 73.54% of the total number of Shares outstanding as of August 29, 2024. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 133,333,334 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 156,849,208 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q; and

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant.

As of August 29, 2024, Humanitario may be deemed to have beneficial ownership of 135,963,648 Shares, consisting of:

(i)	an aggregate of 27,082,186 Shares owned by Humanitario as of the date hereof; and

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023.

The Shares beneficially owned by Humanitario represents approximately 86.68% of the total number of Shares outstanding as of August 29, 2024. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 135,963,648 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 401,023,635 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,746 Shares issued and outstanding as of August 9, 2024, as disclosed in the FY2024 Q2 10-Q;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(v)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(vi)	an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 13,233,348 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on August 28, 2024 (described in Item 4 above); and

(vii)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

As of August 29, 2024, Mr. Peizer may be deemed to have beneficial ownership of 382,120,064 Shares, consisting of:

(i)	an aggregate of 29,064,175 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 1,981,989 Shares owned by Acuitas as of the date hereof and (2) 27,082,186 Shares owned by Humanitario as of the date hereof;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(v)	an aggregate of 50,000,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on August 28, 2024 (described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash);

(vi)	an aggregate of 44,765,869 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 13,233,348 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on August 28, 2024 (described in Item 4 above); and

(vii)	an aggregate of 66,666,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 12,500,000 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on August 28, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 95.29% of the total number of Shares outstanding as of August 29, 2024. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 382,120,064 Shares.”

Item 5(c) of the Statement is hereby supplemented with the following:

“The Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2024

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

HUMANITARIO CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Sole Member

/s/ Terren S. Peizer
Terren S. Peizer